PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-124 February 27, 2006

Platinum Group Metals Ltd. Announces Private Placement

Vancouver, BC February 27, 2006 – Platinum Group Metals (TSX:PTM) announced today a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. The proceeds will fund pre-feasibility engineering and resource expansion and definition drilling on the Western Bushveld Joint Venture. The placement was made with one institutional investor group who are current shareholders.

Each unit will consist of one common share and one half a common share non-transferable purchase warrant exercisable at a price of $1.75 for a period of 24 months from the date of closing for the placement. There are no finder’s fees or commissions to be paid in relation to this placement.

The securities issued by way of this placement will be subject to a four-month hold period. Closing of this placement will be prompt, subject to regulatory approval.

Platinum Group Metals Ltd.  Outline and Other News (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, PTM is focused on the development of platinum operations in both Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa, including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex.

The Western Bushveld Joint Venture is PTM’s focus.  An updated independent resource calculation and project update for the Western Bushveld Joint Venture is to be completed shortly.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.

NOT FOR DISSEMINATION IN THE UNITED STATES